Exhibit 99.1

FIRST QUARTER REPORT FOR PERIOD ENDED 31 MARCH 2026

ASX: WDS | NYSE: WDS

Wednesday, 29 April 2026

Advancing growth and delivering reliable energy

Performance highlights

•	Sangomar, Shenzi, North West Shelf Project and Pluto LNG all delivered outstanding reliability at or above 99%.

•	Achieved an average realised quarterly price of $63/boe, up 11% from Q4 2025 reflecting benefits from market prices.

•	Delivered quarterly production volumes of 45.2 MMboe (502 Mboe/d), down 8% from Q4 2025 due to seasonal weather events.

Project highlights

•	The Scarborough Energy Project was 96% complete and remains on budget and on track for first LNG cargo in Q4 2026.

•	The Scarborough Floating Production Unit (FPU) completed hook-up and commenced topside commissioning following its arrival in Australia.

•	Beaumont New Ammonia achieved first ammonia cargo in February, with Woodside assuming operational control in March.

•	The Trion Project progressed to 56% complete and remains on budget and targeting first oil in 2028.

•	The foundation phase of Louisiana LNG Project remains on budget and on schedule. The project was 24% complete with Train 1 31% complete. The project is targeting first LNG in 2029.

Business and portfolio highlights

•	Liz Westcott appointed as CEO and Managing Director.

•	Safe restoration of Western Australian operations following Severe Tropical Cyclone Mitchell and Severe Tropical Cyclone Narelle.

2026 full-year guidance		Prior	Current

Total production volumes[1]	MMboe	172-186	No change

Gas hub exposure[2]	%	~30	No change

Capital expenditure[3][4][5][6]	$ million	4,000 - 4,500	No change

Abandonment expenditure	$ million	500 - 800	No change

Exploration expenditure	$ million	~200	No change

Production costs	$ million	1,500 - 1,800	No change

Feed gas, services and processing costs	$ million	500 - 600	No change

Property, plant and equipment depreciation and amortisation	$ million	4,200 - 4,700	No change

1 Total production volumes includes 2-3 MMboe from Beaumont New Ammonia.

2 Gas hub indices include Japan Korea Marker (JKM), Title Transfer Facility (TTF) and National Balancing Point (NBP). It excludes Henry Hub. Presented on a three-year average for 2026-2028. Includes binding sales and purchases agreements only, Woodside’s equity share of Scarborough and Pluto LNG, Corpus Christi offtake volumes and assumes the Chevron asset swap is completed.

3 Louisiana LNG (90% Louisiana LNG LLC, 60% Louisiana LNG Infrastructure LLC and 20% Driftwood Pipeline LLC) capital expenditure adjusted for the cash contributions from Stonepeak and Williams.

4 Scarborough at 74.9% participating interest, Pluto Train 2 at 51% participating interest.

5 Trion at 60% participating interest.

6 Completion of the asset swap with Chevron assumed in H2 2026. Woodside’s equity interests at current participating interests prior to the completion for NWS Project, NWS Oil Project, Wheatstone, Julimar-Brunello and Angel CCS assets.

1	First quarter report for period ended 31 March 2026

Woodside CEO Liz Westcott said the company maintained safe and reliable operations across its global portfolio during the first quarter, while continuing to execute major projects to budget and schedule.

“Production for the period was 45.2 million barrels of oil equivalent, underpinned by exceptional reliability of our world-class assets, including 99.9% at Sangomar and 99.0% at Shenzi. In Western Australia, Pluto LNG achieved 100% reliability for the third consecutive quarter, while the North West Shelf Project delivered 99.7%.

“Output from our Western Australian assets was impacted late in the quarter by Severe Tropical Cyclone Narelle. The team’s cyclone response ensured we maintained the safety of our people, assets and the environment throughout the shutdown and restoration of operations.

“We have seen modest increases to our portfolio average realised pricing in the quarter, driven by elevated spot prices. Further benefits of currently higher spot prices will be realised in subsequent quarters for LNG due to lagged contract pricing.

“We continued disciplined delivery of major cash-generative growth projects. Our Scarborough Energy Project is 96% complete and on target for first LNG cargo in the fourth quarter of 2026.

“During the period, we also progressed preparations for the Pluto turnaround scheduled for May, supporting long-term asset performance, and advancing readiness for Scarborough start-up.

“We reached key milestones during the quarter at Beaumont New Ammonia, achieving first ammonia cargo in February followed by the successful transition to full operational control of the facility in March.

“We commenced the drilling campaign at Trion, and completed the lift and installation of two topside modules onto the FPU. The project is 56% complete and targeting first oil in 2028.

“Construction at the Louisiana LNG project is progressing well, with structural steel erection, pipe installation, LNG tank construction and marine works underway. Louisiana LNG Train 1 is 31% complete.

“The drilling and completion of the Julimar Development Phase 3 wells was delivered, marking another milestone ahead of the asset swap with Chevron in H2 2026.

“At the time of my appointment in March, I said my focus would be on operational excellence, disciplined execution and sustainable value creation for Woodside shareholders. Cost discipline is essential to sustainable shareholder value creation and we are commencing a structured review of our business to streamline decision making, reduce complexity and improve accountability. We expect this will deliver benefits through improved organisational effectiveness and capital management without compromising safety, execution or operational reliability.

2	First quarter report for period ended 31 March 2026

Comparative performance at a glance

		Q1 2026	Q4 2025	Change %	Q1 2025	Change %	YTD 2026	YTD 2025	Change %

Operating revenue	$ million	3,261	3,035	7%	3,315	(2%)	3,261	3,315	(2%)
Production volumes[7]	MMboe	45.2	48.9	(8%)	49.1	(8%)	45.2	49.1	(8%)

Gas	MMscf/d	1,578	1,709	(8%)	1,841	(14%)	1,578	1,841	(14%)

Liquids	Mbbl/d	221	232	(5%)	223	(1%)	221	223	(1%)

Ammonia	kT/d	1	—	—%	—	—%	1	—	—%

Total	Mboe/d	502	531	(5%)	546	(8%)	502	546	(8%)
Sales volumes[8]	MMboe	51.7	52.4	(1%)	50.3	3%	51.7	50.3	3%

Gas	MMscf/d	2,016	1,924	5%	1,968	2%	2,016	1,968	2%

Liquids	Mbbl/d	218	232	(6%)	213	2%	218	213	2%

Ammonia	kT/d	1	—	—%	—	—%	1	—	—%

Total	Mboe/d	575	569	1%	559	3%	575	559	3%

Average realised price[7]	$/boe	63	57	11%	64	(2%)	62	64	(3%)
Capital expenditure and acquisitions	$ million	1,323	822	61%	1,806	(27%)	1,323	1,806	(27%)

Capital expenditure	$ million	853	822	4%	1,806	(53%)	853	1,806	(53%)

Acquisitions	$ million	470	—	—	—	—%	470	—	—%

7 Percent change in total production may differ from percent change in daily production due to the number of days in each quarter.

8 Restated additional volumes of 0.09 MMboe in Q1 2025 to reflect a revised MMBtu to boe conversion factor, impacting realised price by -$1/boe in Q1 2025.

3	First quarter report for period ended 31 March 2026

Operations

Pluto LNG

•	Achieved third consecutive quarterly LNG reliability of 100%.

•	Safely restarted offshore facilities following Severe Tropical Cyclone Mitchell.

•	Continued preparation for the maintenance turnaround scheduled for May 2026.

•	Completed drilling of the XNA-03 infill well which is targeting start-up in H2 2026.

North West Shelf (NWS) Project

•	Achieved quarterly LNG reliability of 99.7%.

•	Safely restarted onshore and offshore facilities following Severe Tropical Cyclone Mitchell and Severe Tropical Cyclone Narelle.

•	Processed higher volumes of Waitsia gas, driven by the continued ramp-up of Waitsia Stage 2.

•	Advanced preparation for the scheduled one-train LNG maintenance campaign planned for September 2026.

Wheatstone and Julimar-Brunello

•	Drilling and completion of the Julimar Development Phase 3 wells was achieved. Start-up is targeting H2 2026.

•

LNG production at Wheatstone was impacted following an unplanned outage caused by Severe Tropical Cyclone Narelle. Production is partially restored, with return to normal operation expected by the end of April.

•	Decommissioning of five Julimar Brunello exploration wells is planned for H2 2026, as a condition precedent for the asset swap with Chevron.

•	Completion of the asset swap with Chevron is targeted for H2 2026.[9]

9 Completion of the transaction is subject to conditions precedent. See “Woodside simplifies portfolio and unlocks long-term value” announced on 19 December 2024.

4	First quarter report for period ended 31 March 2026

Bass Strait

•	Completion of the transfer of operatorship of the Bass Strait assets from ExxonMobil Australia to Woodside is targeting H2 2026.[10]

•	Delivered reliability of 89.4% during the quarter, and completed planned shutdowns of the Snapper and West Tuna platforms ahead of schedule.

•	Completed drilling two of five wells for the Turrum Phase 3 project, with drilling targeting completion in H2 2026.

10 Completion of the transaction is subject to conditions precedent. See “Woodside strengthens its Australian Operations” announced on 29 July 2025.

5	First quarter report for period ended 31 March 2026

Other Australia

•	The Okha FPSO disconnected in late March 2026 ahead of scheduled shipyard activity in Q2 2026.

•	The Pyrenees FPSO is scheduled to undertake shipyard activity in Q4 2026.

Sangomar

•	Achieved an average daily production rate of 99 Mbbl/d (100% basis, 80 Mbbl/d Woodside share) with reliability of 99.9%.

•	The Sangomar FPSO continues to demonstrate high reliability and the overall Sangomar reservoir continues to perform better than expected.

•

Optimisation of wells online and line-up of flowlines and system hydraulics have enabled maintained strong production through the quarter, however we expect to see oil rates decline over the remainder of 2026.

United States of America

•	Shenzi completed field production optimisation initiatives including flowline pressure reduction for sustained production rate increase and achieved reliability of 99.0%.

•	Commenced water injection from a new well at Atlantis.

•

Successfully commenced production from the third and final Argos Southwest Extension well, completing the three-well subsea tieback that began in August 2025. The project is expected to contribute approximately 20 Mbbl/d of gross (100% basis, ~5 Mbbl/d Woodside share) peak annualised average oil production.

Beaumont New Ammonia

•	Assumed operational control of the Beaumont New Ammonia facility in March 2026 following completion of performance testing and handover from OCI Global and final payment of $470 million.

•	Achieved first ammonia cargo in February 2026, with 2026 sales comprising a combination of spot and term cargoes supplied to domestic US barges and international seaborne vessels.

•	Due to delays at third-party industrial gas suppliers, we are targeting production of lower-carbon ammonia in 2027.

Marketing

•	There have been no disruptions to Woodside’s trading activities as a result of the conflict in the Middle East, with shipping operations continuing as planned.

•	Revenue and trading:

○	Continued strong LNG demand for spot cargoes from the Woodside portfolio at market prices.

○	LNG realised prices broadly flat compared to the prior quarter due to price lags.

○	Approximately 51% of LNG sold was linked to gas hub indices in the quarter.

○	Interruptions have increased the demand for crude products resulting in higher spot market prices.

•	Shipping:

○	Woodside has a strategy of securing term shipping for annual average delivery commitments and therefore has limited exposure to volatile spot LNG carrier rates.

○	Woodside does not currently have any controlled shipping that traverses Iranian waters or the Straits of Hormuz. Woodside trade routes are not subject to increased security risk.

•	Executed incremental pipeline gas sales of:

○	Approximately 1 PJ to be delivered to the Western Australian market in 2026.

○	8.1 PJ to be delivered to the East Coast market across 2026, 2027 and 2028.

•	Woodside continues to engage with the Western Australian market on additional spot supply in 2026 and requirements for 2027 and onwards.

6	First quarter report for period ended 31 March 2026

Projects

Scarborough Energy Project

•	The Scarborough and Pluto Train 2 projects remain on budget and were 96% complete at the end of the quarter (excluding Pluto Train 1 modifications).

•	The FPU was moored at the Scarborough field and hook-up of the umbilical and all subsea risers was successfully completed. Topsides commissioning activities are in progress.

•	Subsequent to the period, the Scarborough FPU was registered as a security regulated offshore facility by the Department of Home Affairs.

•

Construction and commissioning activities at the Pluto Train 2 site continued, first ignition of the additional gas turbine generator was achieved and preparation is underway for the first run of the liquefaction compressors.

•	The first two of three modules built for the Pluto Train 1 modifications project departed the fabrication yard in Thailand and, subsequent to the quarter, arrived at the Pluto site.

•	Civil, structural, and piping works advanced at the Pluto site, with a focus on preparing for activities to be completed during the Pluto LNG Train 1 major turnaround scheduled for May 2026.

•	First LNG cargo is on track for Q4 2026.

Trion

•	The Trion Project remains on budget and was 56% complete at the end of the quarter.

•	Drilling of 24 subsea wells commenced in March 2026.

•	Subsea equipment is on track for Q3 2026 installation.

•	FPU construction reached key milestones, with hull structural fabrication completed and two 6,000-metric-ton topside modules successfully lifted and installed.

•	Floating storage and offloading structural block fabrication continued, with the disconnectable turret mooring buoy largely complete and mating tests finished.

•	The Middle East conflict is currently not having any material impact on cost or schedule for Trion.

•	The Trion Project is targeting first oil in 2028.

Louisiana LNG

•	The foundation phase of Louisiana LNG, comprising three trains, reached 24% complete at the end of the quarter and remains on budget.

•	Key milestones achieved during the period included progression of the LNG tanks and the commencement of dredging activities.

•	Train 1 was 31% complete at the end of the quarter. During the period, structural steel erection progressed and the first piping was installed in the Train 1 rack.

•	Trains 2 and 3 were 22% and 14% complete respectively at the end of the quarter, with piling installation completed for Train 2 and commenced for Train 3.

•	Transition of Driftwood Pipeline LLC operatorship to Williams completed.

•

Bechtel is sourcing Louisiana LNG structural steel from the United Arab Emirates. Fabrication at Bechtel’s facility has not been impacted and sufficient steel for 2026 work programs has been delivered to site. Mitigation measures are being proactively assessed to ensure ongoing supply of steel.

•	Louisiana LNG continues to attract strong interest from high-quality counterparties, supporting Woodside’s sell-down process.

•	Progressed potential future growth optionality for the project.

•	The project is targeting first LNG cargo 2029.

Hydrogen Refueller @H2Perth

•	Commissioning activities continued ahead of targeted ready for start-up in Q2 2026.

•	The project is targeting first hydrogen production in H2 2026.[11]

11 The project has received funding from the Hydrogen Fuelled Transport Project Funding Process as part of the Western Australian Government’s Renewable Hydrogen Strategy.

7	First quarter report for period ended 31 March 2026

Decommissioning

•

Progressed offshore decommissioning execution activities across the portfolio, including removal of more than 18 km of flexible flowlines and umbilicals at Stybarrow and 8 km of flexible flowlines from Griffin fields.

•	Continued technical studies across the Stybarrow, Griffin and Minerva decommissioning projects to support execution planning, consistent with regulatory requirements.

•	At Bass Strait (Gippsland Basin Joint Venture), well plug and abandonment activities were progressed with platform rig operations on West Kingfish and Cobia platforms.

•

Preparation activities for the Bass Strait Offshore Platform Removal Campaign 1 also progressed, including completion of preparation activities on Bream B Platform, and commencement of mobilisation for onshore reception centre upgrades.

Development and exploration

Browse

•	Continued engagement with regulators to progress environmental approvals.

•	Continued technical work to optimise the upstream concept, with contractors engaged to progress pre-Front-End Engineering and Design (FEED) engineering scopes for the FPSO facilities.

•	Issued invitations to tender for the design and construction of the Browse FPSO facilities that will provide market pricing and schedule assumptions to inform a FEED entry decision.

•	Progressed the gas processing agreement which will establish the commercial framework and terms for processing Browse gas at the North West Shelf Project’s Karratha Gas Plant and support FEED entry.

Sunrise

•	Progressed technical and commercial activities under the Timor-Leste Cooperation Agreement.

•	Ongoing engagement by the Sunrise Joint Venture with the Timor-Leste and Australian Governments to advance the fiscal and regulatory frameworks supporting the potential development of Sunrise.

Calypso

•	The Calypso Joint Venture progressed the scoping of additional engineering studies.

Exploration

•

Woodside participated in the non-operated Bandit-1 well in Green Canyon Block 680 in the Gulf of America, which encountered high-quality oil-bearing Miocene sands. The co-owners are currently evaluating results to determine next steps.[12]

•	Woodside was awarded eight leases in the Gulf of America following final payment and regulatory approval as the successful bidder from the Big Beautiful Gulf 1 Lease Sale held in 2025.

•	Woodside was the successful bidder on two blocks in Big Beautiful Gulf 2 Lease Sale in the Gulf of America, with the lease issuance pending final payment and regulatory approval.

•	Continued to evaluate opportunities consistent with Woodside’s disciplined exploration strategy.

12 See “Bandit-1 discovery off Louisiana” announced on 10 April 2026.

8	First quarter report for period ended 31 March 2026

Corporate activities

CEO appointment

•	The Board appointed Liz Westcott as Woodside’s CEO and Managing Director, effective 18 March 2026.

Annual General Meeting

•	Woodside’s Annual General Meeting (AGM) was held on 23 April 2026.

•	All items put to the AGM were carried, and the AGM voting results were published following the meeting.

Climate and sustainability

•	Published AASB S2 climate-related disclosures in the 2025 Annual Report.

•	“Woodside Sustainability Briefing 2026” held on 16 March, highlighting 2025 sustainability performance.

•	Subsequent to the period, the 2025 Social Contribution Report was released, outlining our focus on the generation of better social and economic outcomes for our host communities.

Hedging

•	As at 31 March 2026, 30 MMboe of 2026 oil production was hedged at an average price of $74.23 per barrel and 10 MMboe of 2027 production at $76.76 per barrel.

•

Continued hedging program for Corpus Christi LNG volumes involving Henry Hub and Title Transfer Facility (TTF) commodity swaps. Approximately 95% of 2026, 86% of 2027, and 7% of 2028 volumes have been hedged.

•

The realised value of all hedged positions for the period ended 31 March 2026 is an estimated pre-tax profit of $32 million, with a $24 million profit related to Corpus Christi hedges and a $9 million profit related to oil price hedges, offset by a $1 million loss related to other hedge positions. Hedging profits will be included in ‘other income’ except hedging profits related to interest rate swaps which will be included in ‘finance income’ in the 2026 financial statements.

Embedded commodity derivative

•

In 2023, Woodside entered into a revised long-term gas sale and purchase contract with Perdaman. A component of the selling price is linked to the price of urea, creating an embedded commodity derivative in the contract. The fair value of the embedded derivative is estimated using a Monte Carlo simulation model.

•	As there is no long-term urea forward curve, TTF continues to be used as a proxy to simulate the value of the derivative over the life of the contract.

•	For the quarter ended 31 March 2026, an unrealised pre-tax loss of approximately $41 million is expected to be recognised through other expense.

Funding and liquidity

•	As at 31 March 2026, Woodside had liquidity of approximately $8,300 million, after paying a fully franked dividend in March, and net debt (including lease liabilities) of approximately $9,300 million.

Upcoming events 2026-2027

July	29	Second Quarter Report

August	25	Half-Year 2026 Results

October	21	Third Quarter Report

January	28	Fourth Quarter Report

February	23	2026 Annual Report

9	First quarter report for period ended 31 March 2026

Contacts:

INVESTORS	MEDIA	REGISTERED ADDRESS

Woodside Energy Group Ltd

ACN 004 898 962

Vanessa Martin	Christine Abbott	Mia Yellagonga

11 Mount Street

M: +61 477 397 961	M: +61 484 112 469	Perth WA 6000

Australia

E: investor@woodside.com	E: christine.abbott@woodside.com	T: +61 8 9348 4000

www.woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

10	First quarter report for period ended 31 March 2026

Production volumes

		Q1 2026	Q4 2025	Q1 2025	YTD 2026	YTD 2025
Gas	MMscf/d	1,578	1,709	1,841	1,578	1,841
Liquids	Mbbl/d	221	232	223	221	223
Ammonia	kT/d	1	-	-	1	-
Total production volumes	Mboe/d	502	531	546	502	546

Production (reserves)
		Q1 2026	Q4 2025	Q1 2025	YTD 2026	YTD 2025
AUSTRALIA
LNG
North West Shelf	Mboe	5,678	6,091	6,395	5,678	6,395
Pluto[13]	Mboe	10,991	11,403	10,226	10,991	10,226
Wheatstone	Mboe	2,286	2,390	2,422	2,286	2,422
Total	Mboe	18,955	19,884	19,043	18,955	19,043

Pipeline gas
Bass Strait	Mboe	2,756	3,431	3,192	2,756	3,192
Other13,[14]	Mboe	2,508	3,598	3,740	2,508	3,740
Total	Mboe	5,264	7,029	6,932	5,264	6,932

Crude oil and condensate
North West Shelf	Mbbl	953	1,083	1,106	953	1,106
Pluto[13]	Mbbl	845	930	847	845	847
Wheatstone	Mbbl	427	436	441	427	441
Bass Strait	Mbbl	342	367	402	342	402
Macedon & Pyrenees	Mbbl	361	430	369	361	369
Ngujima-Yin	Mbbl	653	973	725	653	725
Okha	Mbbl	311	452	312	311	312
Total	Mboe	3,892	4,671	4,202	3,892	4,202

NGL
North West Shelf	Mbbl	181	247	230	181	230
Pluto[13]	Mbbl	39	48	47	39	47
Bass Strait	Mbbl	630	631	668	630	668
Total	Mboe	850	926	945	850	945

Total Australia	Mboe	28,961	32,510	31,122	28,961	31,122
	Mboe/d	322	353	346	322	346

13 Feed gas volumes purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector are reported under Production (processing). Comparatives have been restated on the same basis.

14 Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

11	First quarter report for period ended 31 March 2026

		Q1 2026	Q4 2025	Q1 2025	YTD 2026	YTD 2025

INTERNATIONAL

Pipeline gas

USA	Mboe	446	408	378	446	378

Trinidad & Tobago	Mboe	-	-	2,416	-	2,416

Other[15]	Mboe	9	-	23	9	23

Total	Mboe	455	408	2,817	455	2,817

Crude oil and condensate

Atlantis	Mbbl	2,721	2,761	2,472	2,721	2,472

Mad Dog	Mbbl	2,758	2,797	2,577	2,758	2,577

Shenzi	Mbbl	1,896	1,958	2,322	1,896	2,322

Trinidad & Tobago	Mbbl	-	-	99	-	99

Sangomar	Mbbl	7,152	7,781	7,010	7,152	7,010

Other[15]	Mbbl	54	34	-	54	-

Total	Mboe	14,581	15,331	14,480	14,581	14,480

NGL

USA	Mbbl	513	363	398	513	398

Other[15]	Mbbl	5	-	12	5	12

Total	Mboe	518	363	410	518	410

Total International	Mboe	15,554	16,102	17,707	15,554	17,707
	Mboe/d	173	175	197	173	197

Total production (reserves) volumes	Mboe	44,515	48,612	48,829	44,515	48,829
	Mboe/d	495	528	543	495	543

15 Overriding royalty interests held in the USA for several producing wells.

12	First quarter report for period ended 31 March 2026

Production (processing)

		Q1 2026	Q4 2025	Q1 2025	YTD 2026	YTD 2025
AUSTRALIA

Pluto-KGP Interconnector[16]

LNG	Mboe	242	180	204	242	204

Pipeline gas	Mboe	-	75	67	-	67

Crude oil and condensate	Mbbl	9	9	10	9	10

NGL	Mbbl	4	5	5	4	5

Total Australia	Mboe	255	269	286	255	286
	Mboe/d	3	3	3	3	3
INTERNATIONAL

Beaumont New Ammonia[17]	Mboe	417	10	-	417	-

Total International	Mboe	417	10	-	417	-
	Mboe/d	5	-	-	5	-

Total production (processing) volumes	Mboe	672	279	286	672	286
	Mboe/d	7	3	3	7	3

Total production volumes	Mboe	45,187	48,891	49,115	45,187	49,115
	Mboe/d	502	531	546	502	546

16 Feed gas volumes purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

17 Beaumont New Ammonia production volume is 113.3 kT in Q1 2026 and YTD 2026.

13	First quarter report for period ended 31 March 2026

Sales volumes

		Q1 2026	Q4 2025	Q1 2025	YTD 2026	YTD 2025

Gas	MMscf/d	2,016	1,924	1,968	2,016	1,968

Liquids	Mbbl/d	218	232	213	218	213

Ammonia	kT/d	1	-	-	1	-

Total sales volumes	Mboe/d	575	569	559	575	559

		Q1 2026	Q4 2025	Q1 2025	YTD 2026	YTD 2025
AUSTRALIA

LNG

North West Shelf	Mboe	7,464	5,797	6,887	7,464	6,887

Pluto	Mboe	11,905	11,703	9,676	11,905	9,676

Wheatstone	Mboe	2,616	2,974	2,217	2,616	2,217

Total	Mboe	21,985	20,474	18,780	21,985	18,780

Pipeline gas

Bass Strait	Mboe	2,566	3,456	3,299	2,566	3,299

Other[18]	Mboe	2,498	3,440	3,584	2,498	3,584

Total	Mboe	5,064	6,896	6,883	5,064	6,883

Crude oil and condensate

North West Shelf	Mbbl	682	1,225	1,229	682	1,229

Pluto	Mbbl	1,192	661	705	1,192	705

Wheatstone	Mbbl	268	648	334	268	334

Bass Strait	Mbbl	528	-	534	528	534

Ngujima-Yin	Mbbl	669	747	663	669	663

Okha	Mbbl	251	654	-	251	-

Macedon & Pyrenees	Mbbl	1	438	499	1	499

Total	Mboe	3,591	4,373	3,964	3,591	3,964

NGL

North West Shelf	Mbbl	-	223	477	-	477

Pluto	Mbbl	-	66	110	-	110

Bass Strait	Mbbl	866	598	226	866	226

Total	Mboe	866	887	813	866	813

Total Australia	Mboe	31,506	32,630	30,440	31,506	30,440
	Mboe/d	350	355	338	350	338

18 Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

14	First quarter report for period ended 31 March 2026

		Q1 2026	Q4 2025	Q1 2025	YTD 2026	YTD 2025
INTERNATIONAL

Pipeline gas

USA[19]	Mboe	386	331	387	386	387

Trinidad & Tobago	Mboe	-	-	2,274	-	2,274

Other[20]	Mboe	3	5	4	3	4

Total	Mboe	389	336	2,665	389	2,665

Crude oil and condensate

Atlantis	Mbbl	2,728	2,729	2,494	2,728	2,494

Mad Dog	Mbbl	2,733	2,710	2,620	2,733	2,620

Shenzi	Mbbl	1,894	1,931	2,202	1,894	2,202

Trinidad & Tobago	Mbbl	-	-	43	-	43

Sangomar	Mbbl	6,822	7,603	6,521	6,822	6,521

Other[20]	Mbbl	89	41	57	89	57

Total	Mboe	14,266	15,014	13,937	14,266	13,937

NGL

USA	Mbbl	522	350	371	522	371

Other[20]	Mbbl	2	3	2	2	2

Total	Mboe	524	353	373	524	373

Ammonia

Beaumont New Ammonia[21]	Mboe	249	-	-	249	-

Total	Mboe	249	-	-	249	-

Total International	Mboe	15,428	15,703	16,975	15,428	16,975
	Mboe/d	171	171	189	171	189

MARKETING[22]

LNG	Mboe	4,400	3,341	2,750	4,400	2,750

Liquids	Mboe	384	695	104	384	104

Total	Mboe	4,784	4,036	2,854	4,784	2,854

Total Marketing	Mboe	4,784	4,036	2,854	4,784	2,854

Total sales volumes	Mboe	51,718	52,369	50,269	51,718	50,269
	Mboe/d	575	569	559	575	559

19 Restated additional volumes of 0.09 MMboe in Q1 2025 to reflect a revised MMBtu to boe conversion factor.

20 Overriding royalty interests held in the USA for several producing wells.

21 Beaumont New Ammonia sales volumes are 67.6 kT in Q1 2026 and YTD 2026.

22 Purchased volumes sourced from third parties.

15	First quarter report for period ended 31 March 2026

Operating revenue (US$ million)

	Q1 2026	Q4 2025	Q1 2025	YTD 2026	YTD 2025
AUSTRALIA

North West Shelf	448	381	535	448	535

Pluto	766	800	712	766	712

Wheatstone	180	230	199	180	199

Bass Strait	232	212	228	232	228

Macedon	56	54	52	56	52

Ngujima-Yin	48	48	57	48	57

Okha	25	44	-	25	-

Pyrenees	-	29	44	-	44

Revenue from sale of products	1,755	1,798	1,827	1,755	1,827

Intersegment revenue	(50)	(44)	(2)	(50)	(2)

Processing and services revenue	53	29	74	53	74

Total Australia	1,758	1,783	1,899	1,758	1,899

INTERNATIONAL

Atlantis	199	169	191	199	191

Mad Dog	190	159	190	190	190

Shenzi	138	117	167	138	167

Trinidad & Tobago[23]	-	-	66	-	66

Sangomar	524	479	481	524	481

Other[24]	42	2	3	42	3

Revenue from sale of products	1,093	926	1,098	1,093	1,098

Total International	1,093	926	1,098	1,093	1,098

MARKETING

Revenue from sale of products	360	273	312	360	312

Intersegment revenue	50	44	2	50	2

Shipping and other revenue	-	9	4	-	4

Total Marketing[25]	410	326	318	410	318

Operating revenue[26]	3,261	3,035	3,315	3,261	3,315

23 Includes the impact of periodic adjustments related to the production sharing contract (PSC).

24 Includes revenue from Beaumont New Ammonia and overriding royalty interests held in the USA for several producing wells.

25 Values include revenue generated from purchased LNG and Liquids volumes, as well as the marketing margin on the sale of Woodside’s

25 LNG and Liquids portfolio. Marketing revenue excludes hedging impacts and cargo swaps where a Woodside produced cargo is sold and repurchased from the same counterparty to optimise the portfolio. The margin for these cargo swaps is recognised net in other income.

26 Operating revenue excludes all hedging impacts.

16	First quarter report for period ended 31 March 2026

Realised prices

	Units	Q1 2026	Q4 2025	Q1 2025	Units	Q1 2026	Q4 2025	Q1 2025

LNG produced	$/MMBtu	9.0	9.4	10.6	$/boe	57	59	67

LNG traded[27]	$/MMBtu	10.0	9.9	13.7	$/boe	65	62	86

Pipeline gas					$/boe	44	39	36

Oil and condensate	$/bbl	77	62	74	$/boe	77	62	74

NGL	$/bbl	38	37	47	$/boe	38	37	47

Liquids traded[27]	$/bbl	85	54	70	$/boe	85	54	70

Average realised price for pipeline gas:

Western Australia	A$/GJ	7.0	6.9	6.9

East Coast Australia	A$/GJ	14.1	12.6	14.0

International[28]	$/Mcf	5.7	4.3	4.8

Average realised price	$/boe	63	57	64

Dated Brent	$/bbl	81	64	76

JCC (lagged three months)	$/bbl	72	72	78

WTI	$/bbl	72	59	71

JKM	$/MMBtu	10.4	11.2	14.7

TTF	$/MMBtu	10.8	10.8	14.6

Average realised price increased 11% from the prior quarter primarily due to:

•	LNG traded sales from the Woodside portfolio at higher spot market prices; and

•

Oil and condensate and liquids traded sales at higher Dated Brent and West Texas Intermediate (WTI) market prices. The oil and condensate quarterly realised price includes a revenue adjustment of $75 million which will be reported within “other income” in the Financial Statements. This adjustment represents the increase in market prices between the date revenue is recognised, based on provisional pricing and the expected final price paid by the customer.

27 Excludes any additional benefit attributed to produced volumes through third-party trading activities.

28 Sales volumes have been restated to reflect volumes sold in MMBtu at a revised boe conversion factor impacting realised price by -$0.2/Mcf for International pipeline gas and -$1/boe for Group in Q1 2025.

17	First quarter report for period ended 31 March 2026

Capital expenditure (US$ million)

	Q1 2026	Q4 2025	Q1 2025	YTD 2026	YTD 2025

Evaluation capitalised[29]	9	7	12	9	12

Property plant & equipment	1,686	1,443	1,790	1,686	1,790

Cash contributions from participants	(847)	(600)	-	(847)	-

Other[30]	5	(28)	4	5	4

Capital expenditure	853	822	1,806	853	1,806

Acquisitions	470	-	-	470	-

Total capital expenditure and acquisitions	1,323	822	1,806	1,323	1,806

	Q1 2026	Q4 2025	Q1 2025	YTD 2026	YTD 2025

Scarborough	275	389	322	275	322

Trion	171	186	315	171	315

Louisiana LNG capital expenditure	872	505	901	872	901

Cash contributions from participants	(847)	(600)	-	(847)	-

Louisiana LNG other[30]	5	(37)	-	5	-

Louisiana LNG	30	(132)	901	30	901

Other	377	379	268	377	268

Capital expenditure	853	822	1,806	853	1,806

29 Project final investment decisions result in amounts of previously capitalised exploration and evaluation expense (from current and prior years) being transferred to property plant & equipment. This table does not reflect the impact of such transfers.

30 Other primarily incorporates Louisiana LNG net payments to/from Williams for Driftwood Pipeline LLC associated with 2025 capital reimbursement included in sell-down proceeds and ongoing cash call payments.

18	First quarter report for period ended 31 March 2026

Other expenditure (US$ million)

Exploration and evaluation expenditure	Q1 2026	Q4 2025	Q1 2025	YTD 2026	YTD 2025

Exploration capitalised29,[31]	40	18	5	40	5

Exploration and evaluation expensed[32]	50	56	35	50	35

Permit amortisation	2	—	3	2	3

Total	92	74	43	92	43

Trading costs	Q1 2026	Q4 2025	Q1 2025	YTD 2026	YTD 2025

Australia	49	58	39	49	39

Marketing	338	232	193	338	193

Total	387	290	232	387	232

Abandonment expenditure	Q1 2026	Q4 2025	Q1 2025	YTD 2026	YTD 2025
Total	116	165	257	116	257

31 Exploration capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of well costs reclassified to expense on finalisation of well results.

32 Includes seismic and general permit activities and other exploration costs.

19	First quarter report for period ended 31 March 2026

Exploration or appraisal wells drilled

Region	Permit area	Well	Target	Interest (%)	Spud date	Water depth (m)	Actual well depth (m)[33]	Remarks

United States	GC 680	Bandit-1	Oil	17.5% Non-operator	2 September 2025	1,555	11,139	Encountered oil in Miocene interval

33 Well depths are referenced to the rig rotary table.

20	First quarter report for period ended 31 March 2026

Permits and licences

Key changes to permit and licence holdings during the quarter ended 31 March 2026 are noted below.

Region	Permits or licence areas	Change in interest (%)	Current interest (%)	Remarks
Australia	WA-28-P	(100.0%)	—	Permit expired
United States	WR 443, WR 444, WR 488	80%	80%	Awarded
	KC 259, KC 301, KC 343, KC 431, WR 577	100%	100%	Awarded

21	First quarter report for period ended 31 March 2026

Production rates

Average daily production rates (100% project) for the quarter ended 31 March 2026:

	Woodside share[34]	Production rate (100% project, Mboe/d)		Remarks
		Mar	Dec
		2026	2025
AUSTRALIA
NWS Project
LNG	30.04%	210	220	Production was lower due to impact from adverse weather.
Crude oil and condensate	30.07%	35	39
NGL	30.09%	7	9

Pluto LNG
LNG	90.00%	109	118	Production was lower due to impact from adverse weather.
Crude oil and condensate	90.00%	9	10

Pluto-KGP Interconnector
LNG	100.00%	27	20	LNG production was higher due to increased feed gas to Karratha Gas Plant.
Crude oil and condensate	100.00%	1	1
NGL	100.00%	-	1

Wheatstone[35]
LNG	11.78%	211	235	Production was lower due to impact from adverse weather.

Crude oil and condensate	16.21%	29	31

Bass Strait
Pipeline gas	46.95%	65	73	Pipeline gas production was lower due to reduced seasonal demand and planned offshore maintenance activities.
Crude oil and condensate	42.16%	9	9
NGL	44.70%	16	15

Australia Oil
Ngujima-Yin	60.00%	12	18	Production was lower due to impact from adverse weather and planned shipyard maintenance for Okha.
Okha	50.00%	7	10
Pyrenees	63.40%	6	7

Other
Pipeline gas[36]		28	40	Production was lower due to reduced nominations.

34 Woodside share reflects the net realised interest for the period.

35 The Wheatstone asset processes gas from several offshore gas fields, including the Julimar and Brunello fields, for which Woodside has a 65% participating interest and is the operator.

36 Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

22	First quarter report for period ended 31 March 2026

	Woodside share[37]	Production rate (100% project, Mboe/d)		Remarks
		Mar	Dec
		2026	2025
INTERNATIONAL
Atlantis
Crude oil and condensate	38.50%	79	78
NGL	38.50%	7	4
Pipeline gas	38.50%	10	8

Mad Dog
Crude oil and condensate	20.86%	147	146
NGL	20.86%	7	5
Pipeline gas	20.86%	3	3

Shenzi
Crude oil and condensate	64.60%	33	33
NGL	64.65%	3	2
Pipeline gas	64.57%	1	1

Sangomar
Crude oil	79.79%[38]	100	99

Beaumont New Ammonia

Ammonia[39]	100.00%	5	-	Plant commissioning and start-up.

37 Woodside share reflects the net realised interest for the period.

38 Operations governed by production sharing contracts.

39 Beaumont New Ammonia production rate is 1 kT/d in Mar 2026.

23	First quarter report for period ended 31 March 2026

Disclaimer and important notice

Forward looking statements

This report contains forward-looking statements. These statements may relate to Woodside’s business, goals, targets, aspirations, plans, expectations, market conditions, results of operations and financial condition, including but not limited to, statements regarding the timing, completion and outcomes of transactions, construction costs and capital expenditures, supply and demand for Woodside’s products, development, completion and execution of Woodside’s projects, the expected benefits, cash flows and rates of return or other future results of investments, strategies and transactions, the payment of future dividends and the amount thereof, future results of projects, operating activities and new energy products, expectations and plans for renewables production capacity and investments in, and development of, renewables projects, expectations and guidance with respect to production, production costs and other costs, capital expenditure, abandonment expenditure, exploration expenditure and gas hub exposure, trends in commodity prices and currency exchange rates, adoption and implementation of new technologies and expectations regarding the achievement of Woodside’s Scope 1 and 2 greenhouse gas emissions targets and Scope 3 investment and emissions abatement targets (in each case on a net equity or gross equity basis as specified) and other climate and sustainability goals. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as “aim”, “anticipate”, “aspire”, “believe”, “enable”, “estimate”, “expect”, “forecast”, “foresee”, “guidance”, “intend”, “likely”, “may”, “objective”, “outlook”, “pathway”, “plan”, “position”, “potential”, “project”, “schedule”, “seek”, “should”, “strategy”, “strive”, “target”, “will” and other similar words or expressions.

Forward-looking statements in this report are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements and the assumptions on which they are based include, but are not limited to, fluctuations in commodity prices, actual demand for Woodside products, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, pace of technology developments, sustainability and environmental risks, climate related transition and physical risks, safety and personnel risks, changes in accounting standards, economic and financial markets conditions in various countries and regions, the actions of third parties, project delay or advancement, regulatory approvals, political risks and the impact of armed conflict and political instability (such as the ongoing conflicts in Ukraine and in the Middle East) on economic activity and oil and gas supply and demand, cost estimates, legislative, fiscal and regulatory developments, including those related to the imposition of tariffs and other trade restrictions, and the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, the impact of general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets and risks associated with acquisitions, mergers and joint ventures, including difficulties integrating or separating businesses, uncertainty associated with financial projections, restructuring, increased costs and adverse tax consequences, and uncertainties and liabilities associated with acquired and divested properties and businesses.

A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this report.

If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this report.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. None of Woodside nor any of its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives, nor any person named in this report or involved in the preparation of the information in this report, makes any representation, assurance, guarantee or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any outcomes, events or results expressed or implied in any forward-looking statement in this report. All forward-looking statements contained in this report reflect Woodside’s views held as at the date of this report and, except as required by applicable law, neither Woodside, its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives nor any person named in this report or involved in the preparation of the information in this report intends to, undertakes to, or assumes any obligation to, provide any additional information or update or revise any of these statements after the date of this report, either to make them conform to actual results or as a result of new information, future events or results, changes in Woodside’s expectations or otherwise. Past performance (including historical financial and operational information) is given for illustrative purposes only. It is not necessarily a reliable indicator of future performance, including future security prices.

24	First quarter report for period ended 31 March 2026

Other important information

All figures are Woodside share for the quarter ending 31 March 2026, unless otherwise stated.

All references to dollars, cents or $ in this report are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).

Glossary, units of measure and conversion factors

Refer to the Glossary in the Annual Report 2025 for definitions, including carbon related definitions.

Product	Unit	Conversion factor

Natural gas	5,700 scf	1 boe

Condensate	1 bbl	1 boe

Oil	1 bbl	1 boe

Natural gas liquids	1 bbl	1 boe

Ammonia	1 metric tonne	3.68 boe

Facility	Unit	LNG Conversion factor

Karratha Gas Plant	1 tonne	8.08 boe

Pluto LNG Gas Plant	1 tonne	8.34 boe

Wheatstone	1 tonne	8.27 boe

The LNG conversion factor from tonne to boe is specific to volumes produced at each facility and is based on gas composition which may change over time.

25	First quarter report for period ended 31 March 2026

Term	Definition

bbl	barrel

bcf	billion cubic feet of gas

boe	barrel of oil equivalent

GJ	gigajoule

kT	thousand metric tonnes

NGL	Natural Gas Liquid

Mbbl	thousand barrels

Mbbl/d	thousand barrels per day

Mboe	thousand barrels of oil equivalent

Mboe/d	thousand barrels of oil equivalent per day

Mcf	thousand cubic feet of gas

MMboe	million barrels of oil equivalent

MMBtu	million British thermal units

MMscf/d	million standard cubic feet of gas per day

Mtpa	million tonnes per annum

PJ	petajoule

scf	standard cubic feet of gas

TJ	terajoule

Glossary

Please refer to the Glossary in the Annual Report 2025 for definitions, including carbon related definitions.

26	First quarter report for period ended 31 March 2026